ABN 85 004 820 419
GPO Box 5411, Melbourne
Victoria 3001 Australia

Level 12, IBM Centre
60 City Road, Southbank
Victoria 3006 Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

ALUMINA
LIMITED

3 February 2012

Mr Ethan Horowitz
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
WASHINGTON DC 20549
USA

Dear Mr Horowitz

ALUMINA LIMITED
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
FILED MAY 27, 2011
FILE NO 001-10375

We are writing to you in response to your letter dated December 22, 2011. In answer to your queries, we comment as follows:

1. We note your response to prior comment 6. For each of your mines please disclose the number of years of mining that could be performed based on your detailed assessment

   Response:

   Alcoa World Alumina and Chemicals ("AWAC") does not publish estimates of remaining "mine life" for all mines across the AWAC system. However, as noted on page 22 of Alumina's 2010 annual report on Form 20-F, AWAC has done sufficient exploration and development work to conclude that it has access to sufficient quantities of bauxite to meet its needs for the foreseeable future. In addition, page 22 of the 2010 20-F includes information on the length of mining rights in respect of mines. We also note that industry Guide 7 has no requirement to disclose mine life and AWAC has not prepared mine life disclosures.

2. Your response to prior comment 2 states your intention to disclose your reliance on information from Alcoa World Alumina and Chemicals ("AWAC") with regard to contingent liabilities. The disclosure in your filing should provide management's assessment of the outcome of contingent liabilities related to your investment in AWAC. It does not appear that this disclosure should indicate that management's judgement is supplanted in any way by AWAC. Please explain how you use information obtained from AWAC's financial statements and AWAC management updates to apply the recognition criteria per IAS 37

<2> and provide disclosure indicating whether the disposition of these matters will materially impact your financial position, results of operations and liquidity. Response: Alumina Limited has disclosed that its primary asset is its investment in AWAC representing 40% of AWAC’s equity. Alumina Limited is not a party to or a participant in any of the litigation matters disclosed in the 2010 20-F, however it has made disclosure in relation to AWAC’s contingent liabilities by virtue of its 40% interest in AWAC. Alumina Limited undertakes the process described below for assessing the potential outcome of contingent liabilities of which it is aware relating to its investment in AWAC, taking into consideration the recognition criteria in IAS 37. Alumina’s management relies on various sources of information in applying the recognition and disclosure requirements of IAS 37 to Alumina Limited’s assessment process. Given the nature of its investment in AWAC, Alumina does not have direct knowledge regarding many of the issues necessary to assess the likelihood and scope of potential or contingent liabilities of AWAC. As a result, Alumina considers, among other factors, information disclosed in the AWAC financial information and other information provided by Alcoa Inc., as well as information obtained from the participation of Alumina representatives on the AWAC Strategic Council. This includes attendance at meetings and information requested by Alumina that is provided by AWAC and Alcoa Inc management. Alumina Limited assesses any material it receives during the information gathering stage to help identify the present or possible obligations that may arise as a result of contingent liabilities that could affect AWAC. Based on this assessment and the information available to Alumina at the relevant time, Alumina management consider, with the assistance of Alumina’s legal counsel, whether the requirements and criteria of IAS 37 would require disclosure of a contingent liability. 3. Your response to prior comment 2 indicates that you will provide updated disclosure regarding the expected outcome of the suit filed by Aluminum Bahrain B.S.C in your Form 20-F for the fiscal year ended December 31,2011. Please provide us with a summary of the current status of this suit along with a discussion of management’s application of the guidance per IAS 37. ln addition, please request that Alcoa lnc. provide us with information explaining why it is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss related to this matter. Response. The current status of the suit is On 27 February 2008, Alcoa lnc received notice that Aluminium Bahrain BSC (“Alba”) had filed suit against Alcoa lnc and Alcoa World Alumina LLC, and others, in the United States District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain BSC v Alcoa lnc, Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh (the “Alba Proceeding”). The complaint alleges that certain Alcoa entities, including Alcoa of Australia Ltd and Alcoa World Alumina LLC entities (which are part of AWAC), and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the Government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices; (2) illegally bribed officials of the Government of Bahrain and

<3> (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba; and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer influenced and Corrupt Organizations Act (“RlCO”) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract and attorney’s fees and cosfs. Alba seeks treble damages with respect to its RICO claims. Neither Alumina Limited, nor any of its employees, is a defendant in the litigation. Alumina holds a 40% equity interest in Alcoa World Alumina LLC.

On 26 February 2008, Alcoa Inc had advised the United States Department of Justice (the .DOJ”) “SEC”) and the Securities and Exchange Commission (the that it had recently become aware of these claims, had already begun an internal investigation, and intended to co-operate fully in any investigation that the DOJ or the SEC may commence. On

17 March 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has been co-operating with the government. the SEC subsequently commenced a parallel investigation. The United States Foreign Corrupt Practices Act and related statutes and regulations in the United States and elsewhere provide for potential injunctive relief, monetary penalties, disgorgement, prejudgment interest, criminal sanctions and other remedies and may result in certain cases in suspension or debarment from doing business with governmental entities or other collateral consequences.

In response to a motion filed by the DOJ on 27 March 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case would be reopened at the close of the DOJ’s investigation. On I November 2011, the Court reopened the Alba proceeding to permit the Plaintiff to file an amended complaint and a RICO case statement, and to permit the Defendants to file a motion to dismiss the amended complaint. Alba filed its amended complaint on 28 November 2011. It filed Its RICO/CO case statement on 28 December 2011 alleging a total loss, before trebling, of at least $433 million, including an alleged /loss to Alba of $419.82 million on account of overcharges from 1997 to 2009.

The process of the application of IAS 37 to the suit is described in the answer to question 2 above.

We respectfully submit to the Staff that any requests for clarification regarding Alcoa’s disclosures should be made directly to Alcoa by the Staff.

4 We note the disclosure per page F-28 of your filing regarding the AWAC Formation Agreement which states that “Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement)”. Please provide additional detail regarding the items that are deemed to be “Extraordinary Liabilities” and confirm that you will provide expanded disclosure on this point in future Exchange Act filings. Your response should explain whether each contingent liability described in this section of your filing is the direct obligation of AWAC or the parties to the AWAC Formation Agreement. To the extent that any of these contingent liabilities may be your direct obligation, please provide your evaluation of each item consistent with IAS 37.

<4>

Response

The items that were deemed to be Extraordinary Liabilities at the time of execution of the AWAC Formation Agreement include identified litigation and other claims set out in Schedule 3.07 and 4.06 to the AWAC Formation Agreement and the environmental and industrial hygiene conditions identified in Schedule 8.02 of the AWAC Formation Agreement. There are no claims outstanding in relation to those Schedules to the AWAC Formation Agreement. We will provide expanded disclosure on those items and include those schedules in future Exchange Act filings. ln addition, Extraordinary Liabilities are defined in the AWAC Formation Agreement to include all losses, costs (including reasonable attorneys’ fees), expenses, interest, and penalties in excess of $250,000 arising from: (i) any liability pursuant to a third party claim, or (ii) any liability pursuant to a claim, order, consent decree, notice of violation, or proceeding from any local, state or federal government or governmental agencies, which relates to any act that occurred totally or partially during a period prior to December 21, 1994. The contingent liabilities described in page F 28 are according to the relevant suits, direct liabilities of AWAC and we are monitoring as the suits progress whether any identified contingent liabilities might be deemed to be Extraordinary Liabilities under this definition.

5 We note your response to prior comment 3 state that the “ultimate liability” for pending or asserted matters “could not be determined because of the considerable uncertainties that existed at balance sheet date”. Please provide us with additional detail describing these uncertainties and the resulting impact on your ability to evaluate the contingent liabilities described in your filing. For example, it does not appear that a lack of information regarding damages sought by a plaintiff would necessarily prevent the estimation of an obligation. Refer to paragraph 25 of IAS 37.

Response.

The “uncertainties that existed at balance sheet date” used for finalizing Alumina’s 2010 annual report on Form 20-F related primarily to the relatively early or unclear state of legal proceedings and inquiries, information relating to those proceedings and inquiries that was not in Alumina’s possession and the application of legal and other principles to that information. Those uncertainties included, among others, as-yet unknown, incomplete or unavailable evidence of potential relevance for some or all of these proceedings or claims, the complexity of the legal issues and their application to incomplete and uncertain facts and evidence not yet known or not in Alumina’s possession, and the positions to be taken by defendants or other relevant parties to the proceedings or inquiries.

As part of our year end procedures for our 31 December 2011 reporting requirements we are undertaking the process outlined in response 2 above and we are preparing updated disclosure to be included in our next annual report on 20-F.

6 We note your response to prior comment 4 discusses management’s ability to determine if an unfavorable outcome is probable and a loss is reasonably estimable. The disclosure in your filing makes reference to management’s ability to reasonable predict an outcome and to estimate a range of reasonable possible loss. Please revise your disclosure to provide language consistent with paragraph 14 of IAS 37 which appears to require the recognition of a provision when an outflow of resources to settle a present obligation is probable and can be reliably determined.

<5>

Response

We will in future fittings update our disclosure to provide language that is consistent with paragraph 14 of IAS 37.

7 We note the disclosure per page F-93 stating that “it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies.” The disclosure also states that “based on facts currently available, management believes that the disposition of matters are pending or asserted will not have a materially adverse effect on the financial position, results of operations or liquidity of AWAC.” It is not clear whether the disclosure provided intends to convey that remote (but not reasonable possible) loss contingencies may be material. Please request that this disclosure be revised to ensure that language that may be interpreted as contradictory is not provided.

Response.

We respectfully submit to the Staff that any requests for clarification regarding Alcoa’s disclosures should be made directly to Alcoa by the Staff. That said, we have passed along the Staff’s request to Alcoa.

Yours faithfully

CHRIS THIRIS

CHIEF FINANCIAL OFFICER